From:	rewards@c.pxsmail.com on behalf of Hawaiian Bros Island Grill <rewards@c.pxsmail.com>
Sent:	Wednesday, March 9, 2022 9:50 AM
To:	
Subject:	Become a Hawaiian Bros investor!

Forward to a Friend



JOIN US. GROW WITH US!
Hawaiian Bros is inviting everyone to join our ownership family as an investor.

Wondering why you should invest with us? Well, we're growing - FAST. So fast that we were named one of **America's Hottest Startup Fast Casuals** by QSR Magazine.

We had 26 locations open at the end of 2021 and expect to open 20-25 additional by the end of 2022. Average restaurant volumes of over $4 million rank amongst the highest in the QSR/Fast Casual space, based on a ranking of the top 50 limited-service restaurant brands by QSR Magazine.

>From our unique menu to our commitment to serving you with the Aloha Spirit, you know there's nothing average about Hawaiian Bros. And there's nothing average about this investment opportunity either. Register now to make a total investment of as little as $200.

I'M INTERESTED







© 2022 Hawaiian Bros Island Grill

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Pursuant to Rule 206 of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, no money or other consideration is being solicited hereby, and if sent in response, none will be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement on Form C is filed with the Securities and Exchange Commission, and only through an intermediary's platform. Your indication of interest involves no obligation or commitment of any kind.

From:	rewards@c.pxsmail.com on behalf of Hawaiian Bros Island Grill <rewards@c.pxsmail.com>
Sent:	Tuesday, March 15, 2022 12:55 PM
To:	
Subject:	Celebrate St. Patty's Day 'Ohana Style

Forward to a Friend



SPREAD GOOD FORTUNE, SEND AN E-GIFT CARD.

The only thing better than eating Hawaiian Bros is digging into your favorite plate lunch with 'ohana. Share the St. Patrick's Day spirit with someone special by sending an e-gift card.







being with you is
PARADISE
HAPPY VALENTINE'S DAY!
HAWAIIAN BROS
ISLAND GRILL
LUCKY YOU!
HAPPY ST. PATRICK'S DAY!
HAWAIIAN BROS
ISLAND GRILL

BUY E-GIFT CARD



GREEN DOLE® SOFT SERVE

On 3/17, it's shamrocks and shenanigans for all. Stop by Hawaiian Bros and try our green pineapple-flavored Dole® Soft Serve – only in person at participating locations.

MARCH MADNESS GIVEAWAY
Beginning March 14th

Ever wondered what the ultimate Hawaiian Bros plate lunch is? Now you can help decide. Beginning March 14th, vote for your favorite Hawaiian Bros grindz on our Instagram (@hawaiian_bros).

Each voting round will result in two lucky followers winning $15 in One Ohana Rewards Dollars. Don't miss the final round, where you have the chance to take home $50 in One Ohana Rewards.


HAWAIIAN BROS
HBROS MARCH MADNESS
VOTE FOR A CHANCE TO WIN A $15 GIFT CARD
HULI HULI
LUAU PIG
MOLOKAI
KILAUEA
MAC SALAD
RICE BALL
FINAL MATCH
EVERY MONDAY & THURSDAY
GRAND PRIZE WINNERS WILL BE ANNOUNCED ON 4/5 FOR A CHANCE TO WIN $50

JOIN OUR INVESTOR 'OHANA.

Love Hbros as much as we do? You're invited to join the Hawaiian Bros ownership family as an investor. Why invest with us? We're growing FAST. So fast, we were named one of America's Hottest Startup Fast Casuals by QSR Magazine. Register now to make a total investment of as little as $200.



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Pursuant to Rule 206 of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, no money or other consideration is being solicited hereby, and if sent in response, none will be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement on Form C is filed with the Securities and Exchange Commission, and only through an intermediary's platform. Your indication of interest involves no obligation or commitment of any kind.

Hear Customers Rave About Locally Owned Hawaiian Bros Island Grill In Kansas City Metro

Kansas City Star video
https://youtu.be/MTBEbZ2s6O4

Transcript:

First-time diner at Hawaiian Bros:
I love it. It's delicious. The meat's tender good flavor. The rice is fluffy and the vegetables are perfect they're just slightly crispy.

First-time diner at Hawaiian Bros:
It's pretty good. I love the chicken and the vegetables. It's perfect. I think I will be back.

Territory Director at Hawaiian Bros. Island Grill, Kansas City:
The first Hawaiian Bros was opened in Belton about three years ago and then we opened the Lawrence location. I think we started to get a little bit more attention when we opened our Overland Park location then definitely North Kansas City. Once we open the North Kansas City location, I think we start to kind of get on the map a little bit.

And really the combination of drive-through curbside and dining for us has been what's made us kind of successful. We try to get cars in and out of the parking lots in less than 90 seconds for drive-thru and curbside, we try to scoop plates in less than 30 seconds.

So, speed, quality and hospitality have been really the recipe for success for us in this market. So, we're a local, obviously a local company was awesome. We're growing here and it's amazing.

And I think the community has embraced that because of all those things. We provide, I think a niche. The only restaurant I've seen here that has Hawaiian food, it's also comfort food and I think the pandemic has proven that really people, the consumer just wanted comfort food during these hard times.

So, if you go to Hawaii, you most definitely gonna try a plate lunch, which we serve here. Our plates are very traditional in flavor and portion sizes, including the sides to what you would get anywhere in Hawaii. We've actually had people that have traveled here or have been to Hawaii, or come from Hawaii and said that it's pretty the most authentic thing they've had outside of the the islands.

Our bases are Huli Huli chicken, it's a teriyaki glazed chicken, it's our own recipe. Then we have the Molokai, the Honolulu; the Kilauea is our spicy one. We also have Luau pig served with a pineapple barbecue sauce. We also have steamed veggies; we cut our own pineapple so the pineapple is perfect every day. And we're also known for our pineapple soft serve which is amazing.

Guest:
Oh, man, it's great. It's always consistent. I love the taste of it the chicken, it's phenomenal, the macaroni salad, which is excellent. I love it.

I found out about this place in Lee's Summit the first locations about six months ago and I've been addicted since. [LAUGH] I'll probably come every other week for sure. You got to have the Honolulu chicken. So tender and the Teriyaki sauce they put in there, it's just great. You got to pair it with the macaroni salad.

First-time diner at Hawaiian Bros.:
To be honest, it's my first time. Driven by it a bunch of times.
(My friend) Suggested; so good. We're having the exact same thing.

Super quick pulled up and it was so nice. We thought we'd hang out, enjoy eating outside. It's delicious. Definitely, I'll be back.

There's actually one close to me over in Shawnee, so I'll be hitting that up quite a bit.

Guest, Kansas City:
Yeah it's like I'm in Hawaii, you know, it's a vibe. I'm into it.
From Belton to come up is really you know, it's like Chipotle, but Hawaiian. It's great. I like that.



Hawaiian Bros Island Grill
1,741 followers
1mo • Edited • 🌐

Put your money where your stomach is. Invest with us for as little as $200. Reserve your spot here: https://lnkd.in/eDyzXrKE

#hawaiianbros #hbros #investor



NOT YOUR

AVERA

SERVICE

Investment Opportunity!



Hawaiian Bros Island Grill
1,741 followers
1mo · 🌐

+ **Follow**   •••

Wanna invest in one of America's Hottest Fast Casual spots? 👀

We're growing FAST and want you to join the ride! This will be an opportunity for you to purchase shares of Hawaiian Bros for a total investment of as little as $200.

Find out how at: https://bit.ly/3oQ5yPX

#HBros #opportunity

⏸ ⏮ ⏪ ⏩ 0:15 / 0:19   1x 🔊

Wanna Invest?

 **Hawaiian Bros**
@bros_hawaiian

•••

Wanna invest in one of America's Hottest Fast Casual spots? 👀 We're growing FAST and want you to join the ride! Find out how at: bit.ly/36hUEMs



0:15 | 87 views

11:43 AM · Feb 16, 2022 · Twitter Web App



Hawaiian Bros
@bros_hawaiian



Put your money where your stomach is. Invest with us
for as little as $200. Learn how at:
republic.com/hawaiian-bros?...

#hawaiianbros #hbros #investor



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3:14 PM · Feb 3, 2022 · Twitter Web App



hawaiian_bros • Follow

...



hawaiian_bros Put your money where your stomach is. Invest with us for as little as $200. Learn how at the link in our bio!

#hawaiianbros #hbros #investor

7w



food_for_a_year Yum!!!

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mcrebel23 I did twiceeee

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Company Name	Hawaiian Bros

Logo



Headline   Island-inspired cuisine, on the mainland. Peep our Big Game ad, made by 'Ohana!

Slides



Tags Restaurants, B2C, Local, Coming soon, Startups

Pitch text

Summary

- Hawaiian plate lunch: fast, fresh, flavorful and great value
- 21 traditional locations and 5 ghost kitchens open as of December 26, 2021
- Expect to open 20 to 25 additional locations in 2022
- $20M revenue in 2020; $55M+ revenue in 2021
- Average unit volume of $4M+ ranks among the highest in QSR and Fast Casual
- 4.5 star average rating in over 14,000+ reviews

Custom

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Problem

Limited service restaurants are dominated by burger, chicken, and pizza chains


Approximately
60% of sales
for limited-service chains in the Technomic Top 500 are represented by just three categories:
• Burgers (35%)
• Chicken (14%)
• Pizza (11%)
14% CHICKEN
35% BURGER
12% SANDWICH
11% PIZZA
TOP 500
Fast Casual/ Quick Service Restaurants
9% MEXICAN
7% OTHER
12% COFFEE/CAFÉ
Source: Technomic's 2021 Top 500 Chain Restaurant Report

Whether dining out or ordering in, consumers are always seeking new options to expand their dining experience. People want **fast, fresh,** and **affordable** options that include more than burgers, fried chicken or pizza.

Hawaiian Bros doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition offers an opportunity to provide consumers with a unique style of food, and a flavor profile that can't be found on just any street corner:

The island-inspired plate lunch.

Solution

Island-inspired cuisine, made fast, fresh, and affordable

Hawaiian Bros Inc. is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal.


THE HAWAIIAN PLATE LUNCH
The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.
By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.
The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

We opened our first restaurant in 2018, and have driven rapid growth by sticking to our fundamental principles:

- **Unique** Hawaiian food offerings with broad appeal;
- **Always fresh food**—never frozen, fried, or microwaved;
- **Modern** look and feel;
- **Generous** portions at reasonable prices.

Last but not least, our fare is served up by a team that projects the warm and welcoming charm of **'Ohana**—the Hawaiian word for family. Our positive reviews and impressive growth are testimony to how this holistic experience is received by today's consumers.

Product

Efficiency meets quality and tradition

We began by offering a Hawaiian comfort food staple: the 'Hawaiian plate lunch,' which includes high quality chicken or pork with a unique blend of sweet and

savory flavors, plated with fluffy white rice and macaroni salad. Our restaurants have no freezers, fryers, or microwaves.


FRESH, SWEET AND SAVORY
Huli Huli Chicken
Molokai Chicken
Honolulu Chicken
Luau Pig
Seasoned Vegetables
Kilauea Chicken
Pacific Island Salad
Steamed Rice
Macaroni Salad
Fresh Pineapple
Spam Musubi
Dole Soft-Serve

With only six key menu items, two sides, and two dessert options, our laser-focused menu keeps **food costs low and profitability high**. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.

Our customers can order in-store, through our drive-thrus, and online, with multiple major delivery partners.

Traction



Rave reviews and steady revenue growth

In 2020, we grew to 5 brick-and-mortar locations and 4 "ghost kitchens"—virtual restaurants created for delivery or carry-out only, without any brick-and-mortar presence. We finished the year with over **$20M in revenue**.

In 2021, we opened an additional 16 brick and mortar locations and 1 ghost kitchen. We finished the year with 21 brick and mortar locations and 5 ghost kitchens, and our revenues for 2021 exceeded **$55M. We expect to open an additional 20 to 25 locations in 2022 .**

Our average unit volume of **over $4M** ranks among the highest in the limited service category, which is comprised of quick service and fast casual restaurants.



We boast an average of **4.5 stars** in **14,000+ reviews** across Google, Facebook, Yelp, DoorDash, Uber Eats, and GrubHub.

Hawaiian Bros has been featured in QSR Magazine, Fast Casual, Dallas News, and the Kansas City Business Journal, as well as on KCTV.



Resilience during the COVID-19 Pandemic

Despite the sweeping effects the COVID-19 pandemic has had on the restaurant industry, Hawaiian Bros has been able to thrive. While in-person dining temporarily shut down, we have significantly pivoted our drive-thru, pick-up, and delivery strategies to take advantage of our service times—which are consistently some of the fastest in the restaurant industry.

Revenue and Same-Store Sales Growth

- *Restaurant revenue increased by $34.6M, or 168.2%, for the fiscal year ended December 26, 2021 as compared to the fiscal year ended December 27, 2020. Revenue from new restaurants opened since the beginning of fiscal year 2020 accounted for $31.0M of the increase.*
- *Same-store sales increased by 20.3% for the fiscal year ended December 26, 2021 as compared to the fiscal year ended December 27, 2020.*

Customers



Capturing the Aloha spirit

It is important to our culture and vision to treat customers like Ohana—family.

We welcome customers from all walks of life. Part of sharing a friendly, casual meal with Ohana means being intentional about creating an environment of ease,

kindness, and appreciation for customers and employees.

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA
Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT
Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR
We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION
We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH
Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE
Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment — appreciate, and be thankful for it.

Customer response

In a study based on more than 1,000 customer responses, 98% of customers were likely or very likely to recommend our restaurants to others:



98% of Hawaiian Bros customers are very likely/likely to recommend

79% said Hawaiian Bros was perceived as the 1st/2nd highest value out of the restaurants included in the survey

74% ranked Hawaiian Bros food as the best tasting out of the restaurants included in the survey

Business Model

Operational & capital efficiency

Our Service

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, we have established clear benchmarks and optimized operations on multiple fronts:

- **A simplified menu** results in faster orders and lower supply chain costs;

- **Efficient cooking** and prep processes increases speed of delivery;

- **Redesigned processes** for drive-thru, online ordering and delivery decrease wait times and enhance the customer experience;

- **A new, modular kitchen** allows for streamlined execution.

Market

Defining our own space in a $250B industry

According to Technomic's 2021 Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $248.5 billion in 2020. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian, and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Competition

Competitive landscape

Our profile

We are positioned between the QSR and Fast Casual categories, with some aspects of a **QSR** including speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of **Fast Casual** including fresh, higher-quality food, limited but friendly service and a higher average check.

Our differentiators

Our average unit volumes of over $4M rank among the highest in the limited service restaurant category.

We believe we compete primarily on the basis of the following:

- *Food taste and quality*
- *Unique product offerings*
- *Compelling guest experience*
- *Speed of service*

Vision

Growth strategy

Market turbulence creates opportunity

We are in a position to take advantage of market turbulence by picking up new sites and hiring experienced employees.

We are currently engaged in multiple lease negotiations, and we are on track to meet our development goal to open 20 to 25 new locations in 2022.

Locations Open as of December 26, 2021

State	Traditional Locations	Ghost Kitchens
Illinois	0	2
Kansas	5	0
Missouri	5	0
New York	0	1
Texas	11	2
Total	**21**	**5**

We are also working on market planning for additional target markets, including the Houston and Oklahoma City areas.

By the end of 2022, we expect to have between 46 and 51 locations open in six states.

Founders

Brothers in business

Inspired by the spirit and flavors of Hawaii



Cameron and Tyler McNie, co-founders

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast (where Hawaiian food is very popular), the McNies had always wanted to put their own spin on the plate lunch.

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business. They had a bold proposal for Cameron and Tyler: "Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business.

Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Disclaimer

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Team

	Cameron McNie	Founder & co-CEO
	Tyler McNie	Founder & co-CEO
	Scott Ford	President & co-CEO
	Paul Worcester	Board Member
	Joel Worcester	Board Member

Perks

$1,000	VIP investor events invitations Recognition as an early investor on our website (with your consent) Free meal
$2,000	All of the above perks PLUS $100 rewards account Hawaiian Bros investor hat
$5,000	All of the above perks PLUS VIP surprise gift & signed card from leadership team
$25,000	All of the above perks PLUS VIP personalized Hawaiian Bros investor apparel for two
$100,000	All of the above perks PLUS Private VIP dinner & tour Hawaiian Bros restaurant with founders/leadership team in Kansas City or Dallas

FAQ

Do you intend to go public?	The Company currently intends to seek to go public sometime between mid-2023 and late 2027. Its ability to go public is dependent upon a number of factors, including market conditions, macroeconomic conditions in the United States and abroad and other factors outside the Company's control, as well as the Company's financial performance. The Company reserves the right to remain private indefinitely and/or pursue other methods of providing liquidity, including a sale of the Company.
Do you plan to franchise?	We currently own and operate all of the restaurants associated with our brand. In the future, we may seek to realize the benefits of franchising; however, we cannot guarantee that we will seek to expand through franchising in the near future.
Do you plan to pay dividends?	We do not anticipate declaring or paying any dividends in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business.
How do I get a return on my investment?	When you invest in Hawaiian Bros, you will receive common stock in the company. You can make money if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it. There is also the risk that you could lose your entire investment if the company fails.



Republic

Company Name	Hawaiian Bros

Logo	

Headline	Bringing island-inspired cuisine to the mainland

Slides	



Tags	Startups, Local, Restaurants, Coming soon, B2C

Pitch text	**Summary**

- Hawaiian plate lunch: fast, fresh, flavorful and great value
- 21 traditional locations and 5 ghost kitchens open as of December 26, 2021
- Expect to open 20 to 25 additional locations in 2022
- $20M revenue in 2020; $55M+ revenue in 2021
- Average unit volume of $4M+ ranks among the highest in QSR and Fast Casual
- 4.5 star average rating in over 14,000+ reviews

Custom

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Problem

Limited service restaurants are dominated by burger, chicken, and pizza chains



Approximately
60% of sales
for limited-service chains in the Technomic Top 500 are represented by just three categories:
• Burgers (35%)
• Chicken (14%)
• Pizza (11%)
Source: Technomic's 2021 Top 500 Chain Restaurant Report
14% CHICKEN
35% BURGER
12% SANDWICH
11% PIZZA
9% MEXICAN
7% OTHER
12% COFFEE/CAFÉ
TOP 500
Fast Casual/ Quick Service Restaurants

Whether dining out or ordering in, consumers are always seeking new options to expand their dining experience. People want **fast, fresh,** and **affordable** options that include more than burgers, fried chicken or pizza.

Hawaiian Bros doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition offers an opportunity to provide consumers with a unique style of food, and a flavor profile that can't be found on just any street corner:

The island-inspired plate lunch.

Solution

Island-inspired cuisine, made fast, fresh, and affordable

Hawaiian Bros Inc. is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal.


THE HAWAIIAN
PLATE LUNCH
The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.
By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.
The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

We opened our first restaurant in 2018, and have driven rapid growth by sticking to our fundamental principles:

- **Unique** Hawaiian food offerings with broad appeal;
- **Always fresh food**—never frozen, fried, or microwaved;
- **Modern** look and feel;
- **Generous** portions at reasonable prices.

Last but not least, our fare is served up by a team that projects the warm and welcoming charm of **'Ohana**—the Hawaiian word for family. Our positive reviews and impressive growth are testimony to how this holistic experience is received by today's consumers.

Product

Efficiency meets quality and tradition

We began by offering a Hawaiian comfort food staple: the 'Hawaiian plate lunch,' which includes high quality chicken or pork with a unique blend of sweet and savory flavors, plated with fluffy white rice and macaroni salad. Our restaurants have no freezers, fryers, or microwaves.


FRESH, SWEET AND SAVORY
Huli Huli Chicken
Molokai Chicken
Honolulu Chicken
Luau Pig
Seasoned Vegetables
Kilauea Chicken
Pacific Island Salad
Steamed Rice
Macaroni Salad
Fresh Pineapple
Spam Musubi
Dole Soft-Serve

With only six key menu items, two sides, and two dessert options, our laser-focused menu keeps **food costs low and profitability high**. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.

Our customers can order in-store, through our drive-thrus, and online, with multiple major delivery partners.

Traction



Rave reviews and steady revenue growth

In 2020, we grew to 5 brick-and-mortar locations and 4 "ghost kitchens"—virtual restaurants created for delivery or carry-out only, without any brick-and-mortar presence. We finished the year with over **$20M in revenue**.

In 2021, we opened an additional 16 brick and mortar locations and 1 ghost kitchen. We finished the year with 21 brick and mortar locations and 5 ghost kitchens, and our revenues for 2021 exceeded **$55M. We expect to open an additional 20 to 25 locations in 2022 .**

Our average unit volume of **over $4M** ranks among the highest in the limited service category, which is comprised of quick service and fast casual restaurants.



We boast an average of **4.5 stars** in **14,000+ reviews** across Google, Facebook, Yelp, DoorDash, Uber Eats, and GrubHub.

Hawaiian Bros has been featured in QSR Magazine, Fast Casual, Dallas News, and the Kansas City Business Journal, as well as on KCTV.



Resilience during the COVID-19 Pandemic

Despite the sweeping effects the COVID-19 pandemic has had on the restaurant industry, Hawaiian Bros has been able to thrive. While in-person dining temporarily shut down, we have significantly pivoted our drive-thru, pick-up, and delivery strategies to take advantage of our service times—which are consistently some of the fastest in the restaurant industry.

Revenue and Same-Store Sales Growth

- *Restaurant revenue increased by $34.6M, or 168.2%, for the fiscal year ended December 26, 2021 as compared to the fiscal year ended December 27, 2020. Revenue from new restaurants opened since the beginning of fiscal year 2020 accounted for $31.0M of the increase.*

- *Same-store sales increased by 20.3% for the fiscal year ended December 26, 2021 as compared to the fiscal year ended December 27, 2020.*

Customers



Capturing the Aloha spirit

It is important to our culture and vision to treat customers like Ohana—family.

We welcome customers from all walks of life. Part of sharing a friendly, casual meal with Ohana means being intentional about creating an environment of ease,

kindness, and appreciation for customers and employees.

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA
Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT
Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR
We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION
We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH
Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE
Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment — appreciate, and be thankful for it.

Customer response

In a study based on more than 1,000 customer responses, 98% of customers were likely or very likely to recommend our restaurants to others:



98% of Hawaiian Bros customers are very likely/likely to recommend

79% said Hawaiian Bros was perceived as the 1st/2nd highest value out of the restaurants included in the survey

74% ranked Hawaiian Bros food as the best tasting out of the restaurants included in the survey

Business Model

Operational & capital efficiency

Our Service

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, we have established clear benchmarks and optimized operations on multiple fronts:

- **A simplified menu** results in faster orders and lower supply chain costs;

- **Efficient cooking** and prep processes increases speed of delivery;

- **Redesigned processes** for drive-thru, online ordering and delivery decrease wait times and enhance the customer experience;

- **A new, modular kitchen** allows for streamlined execution.

Market

Defining our own space in a $250B industry

According to Technomic's 2021 Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $248.5 billion in 2020. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian, and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Competition

Competitive landscape

Our profile

We are positioned between the QSR and Fast Casual categories, with some aspects of a **QSR** including speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of **Fast Casual** including fresh, higher-quality food, limited but friendly service and a higher average check.

Our differentiators

Our average unit volumes of over $4M rank among the highest in the limited service restaurant category.

We believe we compete primarily on the basis of the following:

- *Food taste and quality*
- *Unique product offerings*
- *Compelling guest experience*
- *Speed of service*

Vision

Growth strategy

Market turbulence creates opportunity

We are in a position to take advantage of market turbulence by picking up new sites and hiring experienced employees.

We are currently engaged in multiple lease negotiations, and we are on track to meet our development goal to open 20 to 25 new locations in 2022.

Locations Open as of December 26, 2021

State	Traditional Locations	Ghost Kitchens
Illinois	0	2
Kansas	5	0
Missouri	5	0
New York	0	1
Texas	11	2
Total	**21**	**5**

We are also working on market planning for additional target markets, including the Houston and Oklahoma City areas.

By the end of 2022, we expect to have between 46 and 51 locations open in six states.

Founders

Brothers in business

Inspired by the spirit and flavors of Hawaii



Cameron and Tyler McNie, co-founders

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast (where Hawaiian food is very popular), the McNies had always wanted to put their own spin on the plate lunch.

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business. They had a bold proposal for Cameron and Tyler: "Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business.

Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Disclaimer

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Team

	Cameron McNie	Founder & co-CEO
	Tyler McNie	Founder & co-CEO
	Scott Ford	President & co-CEO
	Paul Worcester	Board Member
	Joel Worcester	Board Member

Perks

$1,000	VIP investor events invitations Recognition as an early investor on our website (with your consent) Free meal
$2,000	All of the above perks PLUS $100 rewards account Hawaiian Bros investor hat
$5,000	All of the above perks PLUS VIP surprise gift & signed card from leadership team
$25,000	All of the above perks PLUS VIP personalized Hawaiian Bros investor apparel for two
$100,000	All of the above perks PLUS Private VIP dinner & tour Hawaiian Bros restaurant with founders/leadership team in Kansas City or Dallas

FAQ

Do you intend to go public?	The Company currently intends to seek to go public sometime between mid-2023 and late 2027. Its ability to go public is dependent upon a number of factors, including market conditions, macroeconomic conditions in the United States and abroad and other factors outside the Company's control, as well as the Company's financial performance. The Company reserves the right to remain private indefinitely and/or pursue other methods of providing liquidity, including a sale of the Company.
Do you plan to franchise?	We currently own and operate all of the restaurants associated with our brand. In the future, we may seek to realize the benefits of franchising; however, we cannot guarantee that we will seek to expand through franchising in the near future.
Do you plan to pay dividends?	We do not anticipate declaring or paying any dividends in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business.
How do I get a return on my investment?	When you invest in Hawaiian Bros, you will receive common stock in the company. You can make money if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it. There is also the risk that you could lose your entire investment if the company fails.



Company
Name

Hawaiian Bros

Logo



Headline

Bringing island-inspired cuisine to the mainland

Slides





Tags	Startups, Local, Restaurants, Coming soon, B2C

| Pitch text | ## Summary |

- Hawaiian plate lunch: fast, fresh, flavorful and great value
- 21 traditional locations and 5 ghost kitchens open as of December 26, 2021
- Expect to open 20 to 25 additional locations in 2022
- $20M revenue in 2020; $55M+ revenue in 2021
- Average unit volume of $4M+ ranks among the highest in QSR and Fast Casual
- 4.5 star average rating in over 14,000+ reviews

Custom

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Problem

Limited service restaurants are dominated by burger, chicken, and pizza chains



Approximately **60% of sales** for limited-service chains in the Technomic Top 500 are represented by just three categories:
- **Burgers** (35%)
- **Chicken** (14%)
- **Pizza** (11%)

Source: Technomic's 2021 Top 500 Chain Restaurant Report

Whether dining out or ordering in, consumers are always seeking new options to expand their dining experience. People want **fast, fresh,** and **affordable** options that include more than burgers, fried chicken or pizza.

Hawaiian Bros doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition offers an opportunity to provide consumers with a unique style of food, and a flavor profile that can't be found on just any street corner:

The island-inspired plate lunch.

Solution

Island-inspired cuisine, made fast, fresh, and affordable

Hawaiian Bros Inc. is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal.


THE HAWAIIAN PLATE LUNCH
The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.
By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.
The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

We opened our first restaurant in 2018, and have driven rapid growth by sticking to our fundamental principles:

- **Unique** Hawaiian food offerings with broad appeal;
- **Always fresh food**—never frozen, fried, or microwaved;
- **Modern** look and feel;
- **Generous** portions at reasonable prices.

Last but not least, our fare is served up by a team that projects the warm and welcoming charm of **'Ohana**—the Hawaiian word for family. Our positive reviews and impressive growth are testimony to how this holistic experience is received by today's consumers.

Product

Efficiency meets quality and tradition

We began by offering a Hawaiian comfort food staple: the 'Hawaiian plate lunch,' which includes high quality chicken or pork with a unique blend of sweet and

savory flavors, plated with fluffy white rice and macaroni salad. Our restaurants have no freezers, fryers, or microwaves.


FRESH, SWEET AND SAVORY
Huli Huli Chicken
Molokai Chicken
Honolulu Chicken
Luau Pig
Seasoned Vegetables
Kilauea Chicken
Pacific Island Salad
Steamed Rice
Macaroni Salad
Fresh Pineapple
Spam Musubi
Dole Soft-Serve

With only six key menu items, two sides, and two dessert options, our laser-focused menu keeps **food costs low and profitability high**. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.

Our customers can order in-store, through our drive-thrus, and online, with multiple major delivery partners.

Traction



Rave reviews and steady revenue growth

In 2020, we grew to 5 brick-and-mortar locations and 4 "ghost kitchens"—virtual restaurants created for delivery or carry-out only, without any brick-and-mortar presence. We finished the year with over **$20M in revenue**.

In 2021, we opened an additional 16 brick and mortar locations and 1 ghost kitchen. We finished the year with 21 brick and mortar locations and 5 ghost kitchens, and our revenues for 2021 exceeded **$55M. We expect to open an additional 20 to 25 locations in 2022 .**

Our average unit volume of **over $4M** ranks among the highest in the limited service category, which is comprised of quick service and fast casual restaurants.



We boast an average of **4.5 stars** in **14,000+ reviews** across Google, Facebook, Yelp, DoorDash, Uber Eats, and GrubHub.

Hawaiian Bros has been featured in QSR Magazine, Fast Casual, Dallas News, and the Kansas City Business Journal, as well as on KCTV.



Resilience during the COVID-19 Pandemic

Despite the sweeping effects the COVID-19 pandemic has had on the restaurant industry, Hawaiian Bros has been able to thrive. While in-person dining temporarily shut down, we have significantly pivoted our drive-thru, pick-up, and delivery strategies to take advantage of our service times—which are consistently some of the fastest in the restaurant industry.

Revenue and Same-Store Sales Growth

- *Restaurant revenue increased by $34.6M, or 168.2%, for the fiscal year ended December 26, 2021 as compared to the fiscal year ended December 27, 2020. Revenue from new restaurants opened since the beginning of fiscal year 2020 accounted for $31.0M of the increase.*
- *Same-store sales increased by 20.3% for the fiscal year ended December 26, 2021 as compared to the fiscal year ended December 27, 2020.*

Customers



Capturing the Aloha spirit

It is important to our culture and vision to treat customers like Ohana—family.

We welcome customers from all walks of life. Part of sharing a friendly, casual meal with Ohana means being intentional about creating an environment of ease,

kindness, and appreciation for customers and employees.

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA
Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT
Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR
We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION
We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH
Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE
Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment — appreciate, and be thankful for it.

Customer response

In a study based on more than 1,000 customer responses, 98% of customers were likely or very likely to recommend our restaurants to others:



98% of Hawaiian Bros customers are very likely/likely to recommend

79% said Hawaiian Bros was perceived as the 1st/2nd highest value out of the restaurants included in the survey

74% ranked Hawaiian Bros food as the best tasting out of the restaurants included in the survey

Business Model

Operational & capital efficiency

Our Service

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, we have established clear benchmarks and optimized operations on multiple fronts:

- **A simplified menu** results in faster orders and lower supply chain costs;

- **Efficient cooking** and prep processes increases speed of delivery;

- **Redesigned processes** for drive-thru, online ordering and delivery decrease wait times and enhance the customer experience;

- **A new, modular kitchen** allows for streamlined execution.

Market

Defining our own space in a $250B industry

According to Technomic's 2021 Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $248.5 billion in 2020. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian, and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Competition

Competitive landscape

Our profile

We are positioned between the QSR and Fast Casual categories, with some aspects of a **QSR** including speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of **Fast Casual** including fresh, higher-quality food, limited but friendly service and a higher average check.

Our differentiators

Our average unit volumes of over $4M rank among the highest in the limited service restaurant category.

We believe we compete primarily on the basis of the following:

- *Food taste and quality*
- *Unique product offerings*
- *Compelling guest experience*
- *Speed of service*

Vision

Growth strategy

Market turbulence creates opportunity

We are in a position to take advantage of market turbulence by picking up new sites and hiring experienced employees.

We are currently engaged in multiple lease negotiations, and we are on track to meet our development goal to open 20 to 25 new locations in 2022.

Locations Open as of December 26, 2021

State	Traditional Locations	Ghost Kitchens
Illinois	0	2
Kansas	5	0
Missouri	5	0
New York	0	1
Texas	11	2
Total	**21**	**5**

We are also working on market planning for additional target markets, including the Houston and Oklahoma City areas.

By the end of 2022, we expect to have between 46 and 51 locations open in six states.

Founders

Brothers in business

Inspired by the spirit and flavors of Hawaii



Cameron and Tyler McNie, co-founders

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast (where Hawaiian food is very popular), the McNies had always wanted to put their own spin on the plate lunch.

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business. They had a bold proposal for Cameron and Tyler: "Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business.

Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Disclaimer

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Team

	Cameron McNie	Founder & co-CEO
	Tyler McNie	Founder & co-CEO
	Scott Ford	President & co-CEO
	Paul Worcester	Board Member
	Joel Worcester	Board Member

Perks

$1,000	VIP investor events invitations Recognition as an early investor on our website (with your consent) Free meal
$2,000	All of the above perks PLUS $100 rewards account Hawaiian Bros investor hat
$5,000	All of the above perks PLUS VIP surprise gift & signed card from leadership team
$25,000	All of the above perks PLUS VIP personalized Hawaiian Bros investor apparel for two
$100,000	All of the above perks PLUS Private VIP dinner & tour Hawaiian Bros restaurant with founders/leadership team in Kansas City or Dallas

FAQ

Do you intend to go public?	The Company currently intends to seek to go public sometime between mid-2023 and late 2027. Its ability to go public is dependent upon a number of factors, including market conditions, macroeconomic conditions in the United States and abroad and other factors outside the Company's control, as well as the Company's financial performance. The Company reserves the right to remain private indefinitely and/or pursue other methods of providing liquidity, including a sale of the Company.
Do you plan to franchise?	We currently own and operate all of the restaurants associated with our brand. In the future, we may seek to realize the benefits of franchising; however, we cannot guarantee that we will seek to expand through franchising in the near future.
Do you plan to pay dividends?	We do not anticipate declaring or paying any dividends in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business.
How do I get a return on my investment?	When you invest in Hawaiian Bros, you will receive common stock in the company. You can make money if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it. There is also the risk that you could lose your entire investment if the company fails.